Exhibit 99.2

NEWS RELEASE
FOR IMMEDIATE RELEASE
April 22, 2004

Extendicare’s U.S. Subsidiary EHSI Completes Sale of US$125 million of
Senior Subordinated Notes

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). – Extendicare Inc. announced today that its wholly owned U.S. subsidiary, Extendicare Health Services, Inc. (EHSI), has closed its sale of US$125 million aggregate principal amount of its 6.875% Senior Subordinated Notes due 2014 (the “2014 Notes”). The 2014 Notes were issued at a price of 97.5001% of par to yield 7.23%. Maturing on May 1, 2014, the 2014 Notes are unsecured senior subordinated indebtedness and are guaranteed by all existing and future significant subsidiaries of EHSI.

The net proceeds from the sale and issuance of the 2014 Notes were approximately US$117.4 million (net of discount of US$3.1 million and fees and expenses of US$4.5 million). EHSI will use these net proceeds, together with borrowings under its amended and restated credit facility and cash on hand, to purchase for cash any and all of the outstanding US$200 million aggregate principal amount of 9.35% Senior Subordinated Notes due 2007 (the “2007 Notes”) tendered in the tender offer that EHSI commenced on April 5, 2004, to redeem any 2007 Notes not tendered in the tender offer and to pay related fees and expenses of the tender offer and redemption.

The 2014 Notes were sold to qualified institutional buyers in reliance on Rule 144A and outside the United States in compliance with Regulation S under the Securities Act of 1933, as amended. The 2014 Notes have not been registered under the Securities Act and may not be offered or sold by holders thereof without registration unless an exemption from such registration requirements is available.

In connection with the 2014 Notes offering, EHSI also amended and restated its existing senior secured revolving credit facility to, among other things, extend the maturity date by two years to June 28, 2009 and increase the total borrowing capacity from US$105 million to US$155 million.

Extendicare, through its subsidiaries, operates 267 long-term care facilities across North America, with capacity for over 27,800 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,800 people in the United States and Canada.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities in any state where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the

Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com